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                                                                EXHIBIT 8.1

                OPINION OF POWELL, GOLDSTEIN, FRAZER & MURPHY




                      POWELL, GOLDSTEIN, FRAZER & MURPHY
                          191 PEACHTREE STREET, N.E.
                            ATLANTA, GEORGIA 30303
                                (404) 572-6600


                                 July 3, 1996


FNB Bancshares, Inc.
501 S. Laurel Street
Springfield, Georgia 31329-1045

First Banking Company of Southeast Georgia
40 North Main St.
P.O. Box 878
Statesboro, Georgia 30358

Ladies and Gentlemen:

        You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of FNB Bancshares, Inc., a corporation organized and existing under the laws of the State of Georgia ("FNB"), with and into First Banking Company of Southeast Georgia, a corporation organized and existing under the laws of the State of Georgia ("First Banking"). For purposes of rendering this opinion, we have reviewed and relied on the Agreement and Plan of Merger by and between FNB and First Banking, dated as of March 13, 1996 (the "Merger Agreement"), the Form S-4 Registration Statement filed with the Securities and Exchange Commission (the "S-4") relating to the First Banking securities to be issued pursuant to the Merger Agreement, the certificates attached hereto, and such other documents as we have considered appropriate. Unless otherwise indicated, terms used in this opinion have the same meaning as in the Merger Agreement.

        For purposes of this opinion, we have assumed that the Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Merger Agreement. We have assumed that there is no plan or intention on the part of the shareholders of FNB to sell, exchange or otherwise dispose of a number of shares of First Banking Common Stock received in the Merger that would reduce the FNB shareholders' ownership of First Banking Common Stock to a number of shares having a value, determined as of the Effective Time, of less than fifty percent (50%) of the value of all of the formerly outstanding shares of FNB Common Stock as of the Effective Time.

        In addition, we have assumed with your permission that the facts and representations certified to us in writing by FNB and First Banking which are set forth in the certificates attached hereto, will


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First Banking Company of Southeast Georgia
July 3, 1996
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apply as of the Effective Time.  Copies of such certificates are attached hereto and incorporated herein by reference. We have neither investigated nor verified the accuracy of any of the facts which have been certified to us, upon which this opinion is based.

        This opinion is based also on the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may change at any time. Any such change may be applied retroactively and could modify the opinions expressed herein. This opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain FNB shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold FNB Common Stock as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code, and shareholders who acquired their shares of FNB Common Stock pursuant to the exercise of FNB options or otherwise as compensation. Also, this opinion does not address any tax considerations associated with the receipt of First Banking Common Stock by holders of FNB Common Stock options or warrants in exchange for such options or warrants.

        Based upon and subject to the foregoing, we are of the opinion the Merger will qualify as a statutory merger and will constitute a reorganization within the meanining of Section 368(a)(1)(A) of the Internal Revenue Code, and that the following are certain federal income tax consequences which will result:

        (a) No gain or loss will be recognized for federal income tax purposes by FNB shareholders upon the exchange of their shares of FNB Common Stock for shares of First Banking Common Stock. Each FNB shareholder's basis in the First Banking Common Stock received in the exchange (including fractional shares of First Banking Common Stock) will be equal to such shareholder's basis in the FNB Common Stock surrendered in the Merger.
    Each FNB shareholder's holding period of the First Banking Common Stock
    (for purposes of determining whether gain or loss or a subsequent sale of such stock is long-term or short-term gain or loss) will include the period that such shareholder held his or her FNB Common Stock, provided that the FNB Common Stock was a capital asset in the hands of such shareholder.

        (b) The payment of cash in lieu of fractional shares of First Banking Common Stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by First Banking. These cash payments will be treated as having been received as distributions in full payment in exchange for the fractional shares of First Banking Common Stock redeemed as provided in Section 302(a) of the Internal Revenue Code, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis allocated to the fractional shares. Generally, any gain or loss recognized from such exchange will be capital gain or loss, provided (i) the FNB Common Stock constitutes a capital asset in the hands of such shareholder, and (ii) the requirements of Section 302(b)(1) of the Internal Revenue Code are met. Each affected FNB shareholder should consult such shareholder's own tax advisor for the tax effect of such redemption (i.e., exchange treatment or dividend).

        (c) FNB shareholders who receive solely cash pursuant to their statutory right to dissent will be treated as having received such payment in redemption of their stock, as provided in Section 302(a) of the Internal Revenue Code. Generally, any gain or loss recognized by any such FNB shareholder will be capital gain or loss, provided (i) the FNB Common Stock constitutes a capital asset in the hands of such shareholder, and (ii) the requirements of 302(b)(1), (2) or (3) of the Internal Revenue Code are met. Each affected



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First Banking Company of Southeast Georgia
July 3, 1996
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    FNB shareholder should consult such shareholder's own tax advisor for the tax effect of such redemption (i.e., exchange treatment or dividend).

        (d) No income, gain or loss will be recognized for federal income tax purposes by First Banking or FNB as a consequence of the Merger, except for deferred gain or loss recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code.

    This opinion is being rendered solely to the parties to whom it is addressed and may be relied upon by them and by the shareholders of FNB. This opinion may not be relied upon by any other party without the express written permission of our Firm. We hereby consent to the reference to our Firm in, and to the filing of this opinion as an exhibit to, the S-4.


                              Very truly yours,



                    /s/ POWELL, GOLDSTEIN, FRAZER & MURPHY